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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

ADVANCED NEUROMODULATION SYSTEMS, INC.
(Name of Subject Company (Issuer))

APOLLO MERGER CORP.
a wholly-owned subsidiary of
ST. JUDE MEDICAL, INC.
(Name of Filing Persons (Offerors))

COMMON STOCK, $0.05 PAR VALUE PER SHARE
(Title of Class of Securities)

00757T101
(CUSIP Number of Class of Securities)

KEVIN T. O'MALLEY
ST. JUDE MEDICAL, INC.
GENERAL COUNSEL
ONE LILLEHEI PLAZA
ST. PAUL, MINNESOTA 55117
(651) 483-2000
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

With Copies to:
JOSEPH BARBEAU
GIBSON, DUNN & CRUTCHER LLP
1881 PAGE MILL ROAD
PALO ALTO, CALIFORNIA 94304-1125
(213) 229-7000
and
JAMES J. MOLONEY
GIBSON, DUNN & CRUTCHER LLP
4 PARK PLAZA
IRVINE, CALIFORNIA 92614-8557
(949) 451-3800

        Check the appropriate boxes to designate any transactions to which this statement relates:

      ☒  third party tender offer subject to Rule 14d-l

      ☐  issuer tender offer subject to Rule 13e-4

      ☐  going-private transaction subject to Rule 13e-3

      ☐  amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

 Amendment No. 6 to Schedule TO

        This Amendment No. 6 (this "Amendment") further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 18, 2005, as amended on October 19, 2005, November 4, 2005, November 14, 2005, November 16, 2005 and November 21, 2005 (the "Schedule TO"), relating to the third-party tender offer by Apollo Merger Corp., a Texas corporation (the "Purchaser") and a wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock of Advanced Neuromodulation Systems, Inc., a Texas corporation (the "Company"), par value $0.05 per share (together with the associated rights issued pursuant to the Rights Agreement dated August 30, 1996 between Quest Medical, Inc. and KeyCorp Shareholder Services, Inc., as rights agent, as amended by the Amendment to Rights Agreement dated January 25, 2002 between the Company and Computershare Investor Services LLC and Amendment No. 2 to Rights Agreement dated October 14, 2005 between the Company and Computershare Investor Services LLC (as so amended, the "Rights Plan")) (the "Shares"), at a purchase price of $61.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment is being filed on behalf of Purchaser and Parent and is the final amendment to the Schedule TO. Capitalized terms used and not defined in this Amendment have the meanings specified in the Offer to Purchase or the Schedule TO.

Item 12.    Exhibits

(a)(5)(H)    Press Release issued by Parent on November 28, 2005.

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apollo Merger Corp.

	By:	/s/ KEVIN T. O'MALLEY Name: Kevin T. O'Malley Title: Vice President and Secretary

St. Jude Medical, Inc.

	By:	/s/ KEVIN T. O'MALLEY Name: Kevin T. O'Malley Title: Vice President and General Counsel

Dated: November 28, 2005

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 18, 2005.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 18, 2005.*
(a)(1)(G)	Transcript of Earnings Release Conference Call on October 17, 2005.*
(a)(5)(A)	Joint Press Release issued on October 16, 2005 (incorporated by reference from Exhibit 99.1 of the Parent's Current Report on Form 8-K filed on October 17, 2005).*
(a)(5)(B)	Press Release issued by Parent on October 17, 2005 (incorporated by reference from Exhibit 99.1 of the Parent's Current Report on Form 8-K filed on October 17, 2005).*
(a)(5)(C)	Press Release issued by Parent on October 18, 2005.*
(a)(5)(D)	Press Release issued by Parent on November 4, 2005.*
(a)(5)(E)	Press Release issued by Parent on November 11, 2005.*
(a)(5)(F)	Press Release issued by Parent on November 16, 2005.*
(a)(5)(G)	Press Release issued by Parent on November 21, 2005.*
(a)(5)(H)	Press Release issued by Parent on November 28, 2005.†
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2005, by and among St. Jude Medical, Inc., Apollo Merger Corp. and Advanced Neuromodulation Systems, Inc.*
(d)(2)	Confidentiality Agreement, dated as of July 28, 2005, by and between Advanced Neuromodulation Systems, Inc. and St. Jude Medical, Inc.*

*
Previously filed.

†
Filed herewith.

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Amendment No. 6 to Schedule TO
Signature
EXHIBIT INDEX